                                                Filed Pursuant To Rule 424(b)(3)
                                                Registration No. 333-67088

PROSPECTUS


                            EMPYREAN BIOSCIENCE, INC.

                        2,213,399 SHARES OF COMMON STOCK
                           $.0001 PAR VALUE PER SHARE

This prospectus relates to the resale of up to 2,213,399 shares of our common stock by the selling stockholders. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. Please see the "Selling Stockholders" section in this prospectus for a complete description of the selling stockholders.

We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive proceeds upon the exercise of any warrants or options that may be exercised by the selling stockholders.

Our common stock is traded on the Over-The-Counter Bulletin Board under the symbol "EMDG." On August 6, 2001, the closing price of our common stock was $0.25 per share.

CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 IN THIS PROSPECTUS.

         Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  This prospectus is dated August 27, 2001.





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                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Empyrean Bioscience, Inc......................................................4

The Offering..................................................................4

Risk Factors..................................................................5

Forward-Looking Statements...................................................11

Use of Proceeds..............................................................11

Selling Stockholders.........................................................12

Plan of Distribution.........................................................13

Legal Matters................................................................13

Experts......................................................................14

Where You Can Find More Information..........................................14

Indemnification..............................................................15





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

                            EMPYREAN BIOSCIENCE, INC.

         We market, sell and distribute innovative personal care products that are intended to prevent the spread of infectious disease. The products in our complete germ protection program, which include a hand sanitizer and first-aid antiseptic, antibacterial towelettes and an antibacterial surface disinfectant cleaner, are sold over-the-counter in the retail markets and also to commercial, industrial and institutional customers. The hand sanitizer and first-aid antiseptic and the antibacterial towelettes are marketed under both the Preventx(R) and Coleman(R) with Advanced Preventx(R) brands. The antibacterial surface disinfectant cleaner is marketed under the Coleman(R) brand.

         We have a negative net worth and have incurred net losses in 1999 and 2000 and expect to incur net losses at least through 2001. We expect operations to generate negative cash flow at least through 2001 and we do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months. These factors raise doubts about our ability to continue as a going concern and our audit report contains an explanatory paragraph with respect to this matter.

         Our principal executive offices are located at 23800 Commerce Park Road, Suite A, Cleveland, Ohio 44122 and our phone number is (216) 360-7900.

                                  THE OFFERING

Common stock outstanding
before this offering                 51,177,686 shares.

Common stock offered by the
selling stockholders                 2,213,399 shares.


Common stock outstanding after
this offering                        51,177,686 shares.

Use of proceeds                      We will not receive any proceeds from the
                                     sale of the common stock by the selling
                                     stockholders. However, we will receive
                                     proceeds upon the exercise of any warrants or options that may be exercised by the selling stockholders. We anticipate receiving approximately $41,000 if all of the warrants and options are exercised, which proceeds will be used for general corporate purposes.

Risk factors                         Investing in these securities involves a
                                     high degree of risk. As an investor, you should be able to bear a complete loss of your investment. See "Risk Factors" for a more detailed discussion.




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




                                  RISK FACTORS

YOU SHOULD CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO BUY THE COMMON STOCK.

RISKS RELATING TO OUR BUSINESS:

FDA Decisions May Adversely Affect Marketing our Hand Sanitizer, Resulting in Loss of Sales.

         The Food and Drug Administration regulates the manufacture and sale of hand sanitizers. In April 1999, the FDA took an adverse position regarding the marketing of a lotion, made and sold by the Andrew Jergens Co., that contained an active ingredient similar to the one in our hand sanitizer and first-aid antiseptic. If the FDA decides similarly regarding our hand sanitizer and first-aid antiseptic, we would be required to modify the labeling and marketing of our product using only the claims allowed for first-aid antiseptic products. As a result, sales of our hand sanitizer and first-aid antiseptic, our primary product, could suffer and we could go out of business.

         FDA hand sanitizer regulations require that hand sanitizers be marketed for hand use only. We believe that our marketing claims comply with this FDA requirement. Our product is labeled as a hand sanitizer and first-aid antiseptic and its hand sanitizer directions state that it is for hand use only. The Jergens product claimed to be a lotion, implying it may be used on all skin parts. Our hand sanitizer and first-aid antiseptic also claims that it helps prevent bacterial contamination or skin infection on minor cuts, scrapes and burns. We are unaware that the Jergens product made the same or similar claims. We understand that the Jergens product has been discontinued. Our label claims that our hand sanitizer and first-aid antiseptic is long lasting. That claim is not provided for under either the hand sanitizer monograph or the first-aid antiseptic monograph. However, based on studies conducted by IBC, we believe we could independently substantiate this claim to the FDA if required. We do not make prophylactic claims with respect to our hand sanitizer and first-aid antiseptic.

         If the FDA prohibited the use of benzalkonium chloride in our hand sanitizer and first-aid antiseptic, we would be forced to market this product using only the claims allowed for first-aid antiseptic products. Further, any claims we make about a first-aid antiseptic product which are not within the FDA's first-aid antiseptic rules would have to be substantiated to the FDA or omitted.

We May Not be Able to Obtain Sufficient Capital to Fund our Operations and, as a Result, We May Cut Back or Discontinue Operations or Limit our Business Strategies.

         While we will need significant additional capital in the near future, we may be unable to obtain funding for our operations on favorable terms, or at all. If adequate funds are not available, we may be required to cut back or discontinue one or more of our product introductions, sales, marketing or distribution programs or plans; or reduce operating expenses, or attempt to obtain funds through strategic alliances that may require us to relinquish rights to one or more of our technologies or products.

Our future capital requirements will depend on many factors, including:

         o the progress of our product introductions, sales, marketing and distribution efforts;

         o  the scope and results of clinical trials related to our products;

         o  the progress in filing for and obtaining regulatory approvals;

         o  the rate of technological advances;

         o  the market acceptance of our products;

         o  the levels of administrative and legal expenses; and

         o  competitive products.



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

         In addition, future financing may be increasingly difficult to obtain due to such factors as our limited operating history and results, the level of risk associated with our business and business plans, increases in our vulnerability to general economic conditions, and increased stockholder dilution. Debt financing, if available, may have several negative effects on our future operations, including:

         o a portion of our cash flow from operations will be dedicated to payment of principal and interest and this would reduce the funds available for operations and capital expenditures;

         o increased debt burdens will substantially increase our vulnerability to adverse changes in general economic and competitive conditions;

         o we may be subject to restrictive debt covenants and other conditions in our debt instruments that may limit our capital expenditures, limit our expansion or future acquisitions, and restrict our ability to pursue our business strategies; and

         o future debt financing may be convertible into common stock or include the issuance of warrants, or both, which would increase stockholder dilution.

         Additional equity financing, if available, would result in increased dilution of common stockholders.

A Third Party Claim May Adversely Affect our Rights to Make or Sell our Products and We Would be Unable to Generate Revenues.

         Our hand sanitizer and first-aid antiseptic product is based on a formula licensed to us by IBC. A third party claims a prior worldwide licensing and marketing right without an expiration date to use the IBC formula. If the claim is successful, it could materially adversely affect our rights to license and market our hand sanitizer and first-aid antiseptic and future potential products that may be developed based on the IBC formula. IBC is seeking a declaratory judgment that the third party has no rights in the product line, but the litigation may not succeed. If IBC does not succeed, we may be unable to market, sell or distribute our hand sanitizer and first-aid antiseptic or any other products under development. If that were to occur, IBC has agreed to assign us certain rights. However, we may be unable to generate revenues, which would likely require the termination of our business.

We Expect to Incur Losses for the Foreseeable Future and Continued Losses Could Result in our Inability to Fund Business Operations and Cause our Stock Price to Decline.

         We have incurred a net loss in each year of our existence and expect to incur a net loss at least through 2001. We incurred losses of $3,147,000 in 1998, $4,785,000 in 1999 and $8,459,000 in 2000. We incurred a loss of
$2,098,000 for the six months ended June 30, 2001. We may never make a profit. These losses are due in part to expenses associated with sales and marketing, overhead, market development and, in 2000, the settlement of our litigation with IBC. As a result, our accumulated deficit has increased from $15,224,000 at December 31, 1997 to $33,712,000 at June 30, 2001. If we
continue to incur losses, we may not be able to fund continuing business operations, which could lead to the limitation or closure of some or all of our operations.

Existing or Potential Markets May Not Accept our Products and We May Experience an Inability to Generate Revenue or Profits.

         Our success depends significantly on obtaining and increasing penetration of existing and new markets and the acceptance of our products in these markets. Our products may not achieve or maintain market acceptance. We also may not be successful in increasing our market share with respect to any of our current products. Market acceptance will depend, in large part, upon our ability to educate consumers, health care providers and other institutional end users as to the distinctive characteristics and benefits of our products. If we fail to achieve significant market acceptance of our preventative products, we would lose revenues and not generate sufficient revenues to make a profit in the future.

Adverse Product Publicity and Product Recalls of Other Products May Have a Negative Effect On the Sales or Acceptance of our Products and Could Result in a Loss of Revenues or Affect our Ability to Ever Become Profitable.

         Antibacterial products containing triclosan as the active ingredient have been the focus of adverse publicity. Some products have been recalled due to triclosan's side effects and its ineffectiveness in killing germs. Although our products do not use triclosan and, we believe, are superior to other antibacterial sanitizing products,



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

adverse publicity stemming from problems with, or recalls of, other products may adversely affect the sales of our products and our ability to ever become profitable. Such confusion about our product identity may cause our customers to confuse our products with those subject to adverse publicity.

We May Incur Significant Liabilities and Expenses If our Products Cause Personal Injury or Property Damage.

         Although we believe that our products are safe, there is a possibility that personal injury, including death or property damage could occur from the use or misuse of our products. If so, injured parties could initiate significant product liability claims and litigation against us. Any claims relating to our products, even if without merit, may exceed our existing insurance coverages and assets, and we may be required to pay these losses and expenses from funds for operations, causing significant losses.

We Have Limited Sales, Marketing and Distribution Capabilities and Rely Extensively On Third Parties to Market and Distribute our Products. The Failure or Unwillingness of These Parties to Market our Products Could Limit our Ability to Generate Revenues or Profits.

         We rely extensively on third party manufacturers' sales representatives and on marketing and distribution companies to market and distribute our products. Accordingly, sales of our products depend largely on the strength and financial condition of others, the expertise and relationships of our manufacturers' sales representatives, marketers and distributors with customers, and the interest of these parties in selling and marketing our products. Our manufacturers' sales representatives and marketing and distribution parties also sell, market and distribute the products of other companies. If we do not generate substantial sales through our manufacturers' sales representatives and distributors, we may not generate sufficient revenues and profits. If our relationships with our third party manufacturers' sales representatives and our marketing and distribution partners were to terminate, we would need to develop relationships with other third parties or substantially increase our own sales and marketing forces. To develop sales and marketing forces internally would require significant cash and other resources and could cause delays or interruptions in our product supply to customers. This could result in the loss of significant sales or customers and limit our ability to become profitable.

We Have No Internal Manufacturing Capability and Depend Heavily Upon Third Party Suppliers, and the Inability or Unwillingness of These Third Parties to Supply our Products Could Result in Interruptions of our Product Supply Capability and a Loss of Customers and Revenues.

         Canadian Custom Packaging ("CCP"), the sole third party manufacturer for the IBC formulation that is used in our current product, purchases raw materials used in the manufacture of our product from various suppliers. Since we do not have a written agreement, CCP could terminate our arrangement at any time. CCP and our suppliers may not be able to supply our product in a timely or cost-effective manner or in accordance with specifications. We maintain an inventory of these finished products and carry contingent business interruption insurance on CCP's facility. A lengthy delay or interruption in the supply of these materials or finished products would significantly impair our ability to compete, would cause a loss of revenue and could cause a loss of significant customers.

We are Subject to Intense Competition and Pricing Pressures From Substantially Larger Competitors, Which Can Limit our Ability to Ever Make a Profit.

         The consumer products industry in which we compete is intensely competitive. Among our more significant competitors are large and well-established companies, including the Dial Corporation, GoJo Industries, Colgate-Palmolive Company, Reckitt & Coleman, Inc., and others. All of these companies have significantly greater financial resources than us and are willing to commit significant resources to protecting or capturing market share. As a result, it will be difficult for us to successfully capture market share from these competitors, promote and advertise our products effectively against the products of these competitors, and develop product innovations in response to market demands and opportunities. We may be unable to successfully compete with these companies even if our products have recognized superior qualities.



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         In addition, our consumer products and those products we plan to offer are subject to significant price competition. To respond to these competitive and consumer pressures, we may need to cut prices from time to time. We may be unable to absorb price reductions that could cause a loss of sales volume or limit our profits from product sales.

We Depend On Key Employees for our Success and the Loss of our Key Employees Could Limit our Success.

         Our future success will depend in large part on our ability to attract and retain highly qualified managerial and technical personnel. The competition for qualified personnel in our industry is intense and, accordingly, we may be unable to hire or retain necessary personnel. We are presently highly dependent upon the efforts of Mr. Richard C. Adamany, our President and Chief Executive Officer, and Mr. Bennett S. Rubin, our Executive Vice President and Chief Operating Officer. The loss of the services of Mr. Adamany or Mr. Rubin could limit our success in the future. Messrs. Adamany and Rubin are subject to employment agreements.

Government Regulation of our Products May Prevent Us From Selling our Current Product or May Result in Delays in Launching or Selling Future Products, and Can Significantly Increase our Costs.

         The testing, manufacture, labeling, distribution, advertising, marketing, and sale of our products are subject to extensive government regulation. To sell some or all of our drug products within the United States, we must comply with FDA guidelines or, through IBC, obtain premarket approval from the FDA. The FDA approval process is very costly, time consuming, and uncertain. It is possible that the FDA will not approve our products or approve them in a timely manner. IBC may not have sufficient resources to complete the required testing and regulatory review process for our products currently under development. Further, we do not have the right under our license agreement from IBC to independently seek FDA approval of any of the IBC products.

         Approval by the FDA is subject to continual review, and later discovery of previously unknown problems may result in product labeling restrictions or withdrawal of products from the market. Also, the FDA may restrict or prohibit us from making pertinent product claims and this may limit the successful marketing of our products or may reduce the price for our products. Finally, if we and/or IBC fail to comply with requirements for testing, manufacturing, labeling, distributing, advertising, marketing, and selling drugs, we may be subject to administrative or court-imposed sanctions. These sanctions could include product recalls or seizures, injunctions against production, distribution, sales and marketing, delays in obtaining marketing approvals or the refusal of the government to grant approvals, suspensions and withdrawals of previous approvals, and possible criminal prosecution. Our distributors, suppliers and CCP, our third party manufacturer, are subject to the same sanctions.

The Protection of our Rights to our Products May Not Be Complete and This Could Impair our Ability to Successfully Compete Against Others.

         Our ability to effectively compete may be materially dependent upon the proprietary nature of the products that we license from third parties. Currently, there are no patents or patent applications pending with respect to our products. We depend primarily on confidentiality provisions in our written agreements with third parties and on trade secret laws, which vary from jurisdiction to jurisdiction and are subject to interpretation. As a result, we have no ability to prevent third parties from duplicating our products if they can do so without either violating an agreement with us or improperly using our trade secrets. We may never be able to obtain any key patents or other protection and our licensors may never be able to obtain similar protection for our products. Our existing rights may not be sufficient to protect our products, may not be valid, and may not provide significant commercial benefits in any event. Although we do not believe that our products infringe on the patent rights or proprietary rights of others, they may infringe on other products.



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We Have a Limited Product Line and our Inability to Successfully Market Any One
or a Few of our Products Could Cause a Significant Decline in our Revenues or Future Profitability.

         Nearly all of our revenues from product sales in 1999 and 2000 were derived from our hand sanitizer and first-aid antiseptic product. Towelettes and our antibacterial surface disinfectant cleaner were introduced in the fourth quarter of 2000. The GEDA Plus(R) microbicidal contraceptive gel will not be available for sale, marketing and distribution in the United States until an IND (Investigative New Drug) number is obtained from the FDA by IBC and Phase III studies acceptable to the FDA are completed. These studies must successfully demonstrate that the gel is safe and effective both as a contraceptive and as a preventative of sexually transmitted diseases. Neither successful completion of the study nor FDA approval can be assured. In the foreseeable future, we expect most of our revenue will derive from sales of the hand sanitizer and first-aid antiseptic lotion, towelette products and the antibacterial surface disinfectant cleaner. Since we lack product diversification, our ability to generate revenues or profits depends on our successful introduction of new products and marketing of existing products.

We Have No Research and Development Rights Under our License Agreement With IBC and our Success Depends in Part On IBC's Research and Development Efforts. IBC's Inability to Develop New Products or Improvements of Existing Products May Harm our Future Profitability and Ability to Generate Revenues.

         Due to the early developmental stage of our business, we expended only limited amounts on research and development of infectious disease preventative products in 1999 and 2000. Additionally, effective with the settlement of the lawsuit with IBC in August 2000, responsibility for research and development of products based on the IBC formulation rests exclusively with IBC. Since our only products on the market to date are our hand sanitizer and first-aid antiseptic lotion and towelette products, our success depends heavily on the ability of IBC to develop additional products using the IBC formulation. Unless IBC is able to obtain and devote sufficient resources to research and development efforts, we may only have limited product offerings based on the IBC formulation in the future. As a result, this may limit our ability to achieve market acceptance, to leverage that acceptance through the introduction of follow-on products, or to better diversify our risks through multiple product offerings. As a result, we may fail to achieve significant growth in revenues or profitability in the future.

Our Inability to Manage Growth May Strain our Resources and Systems.

         We anticipate additional growth in the scope and geographic areas of our operations as current and new products are developed and commercialized. This growth, if achieved, will result in an increase in responsibilities for management personnel. Our ability to manage growth effectively will require us to continue to implement and improve our operating, financial and management information systems and to train and motivate our employees. Our failure to manage any expansion effectively could strain our resources and systems and result in further operating losses, or the loss of customers and revenues.

International Sales of our Products Through our Joint Venture With IBC Expose Us to Currency Fluctuations and Other Special Risks, Which Could Reduce or Eliminate Profits or Cause Operating Losses.

         We are attempting to expand the sale of our current products and to introduce new products under development in several foreign countries through our joint venture with IBC. Our international sales efforts are subject to several customary risks of doing business abroad, including regulatory requirements, political and economic instability, trade barriers, foreign taxes and tariff restrictions, restrictions on the ability to transfer funds, and export licensing requirements. In addition, although our limited foreign transactions to date have been U.S. dollar denominated, foreign customers may later require us to receive payment in foreign currency. Fluctuations in the value of foreign currencies relative to the U.S. dollar could have an adverse impact on the price of our products in foreign markets, which could reduce or eliminate our ability to generate profits from the sale of these products or cause significant operating losses.



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

RISKS RELATING TO OUR STOCK:

The Lack of a Mature Trading Market for our Common Stock May Cause our Stock Price to Decline Significantly and Limit the Liquidity of our Common Stock.

         We do not meet the listing requirements for the listing or quotation of our common stock on any national or regional securities exchange or on Nasdaq. Currently, our common stock is traded on the Over-The-Counter Bulletin Board. As a result, accurate current quotations as to the value of our common stock are unavailable making it more difficult for investors to dispose of our common stock. The lack of current quotations and liquidity can cause our stock price to decline or to trade lower than the prices that might prevail if our securities were listed or quoted on an exchange or on Nasdaq.

Our Common Stock is Subject to the "Penny Stock" Rules of the SEC and the Trading Market in our Securities is Limited, Which Makes Transactions in our Stock Cumbersome and May Reduce the Value of an Investment in our Stock.

         Since our common stock is not listed or quoted on any exchange or on Nasdaq, and no other exemptions currently apply, trading in our common stock on the Over-The-Counter Bulletin Board is subject to the "penny stock" rules of the SEC. These rules require, among other things, that any broker engaging in a transaction in our securities provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker and its salespersons in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The brokers must provide bid and offer quotations and compensation information before making any purchase or sale of a penny stock and also provide this information in the customer's confirmation. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

There are a Large Number of Shares Underlying Our Warrants, Options and Debentures That May be Available for Future Sale and the Sale of These Shares May Depress the Market Price of Our Common Stock.

         As of August 6, 2001, we have 51,177,686 shares of common stock issued and outstanding, outstanding notes and debentures that are convertible into 5,305,548 shares of common stock at current market prices, and outstanding warrants and options to purchase 9,546,716 shares of common stock. In addition, the number of shares of common stock issuable on conversion of the outstanding notes and debentures may increase if the market price of our common stock declines. 65,709,950 of the shares, including all of the shares issuable upon exercise of our warrants and options and upon conversion of our notes and debentures, may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock. The issuance of shares upon conversion of outstanding notes and debentures, and upon exercise of outstanding warrants and options will also cause immediate and substantial dilution to our existing stockholders and may make it difficult to obtain additional capital.

Our Stock Price May be Volatile Due to Factors Beyond our Control Which Could Subject the Value of our Shares to Rapid Decline.

         The securities markets have from time to time experienced significant price and volume fluctuations that can be unrelated to the operating performance or financial condition of any particular company. This is especially true for emerging companies like ours and for other companies in our industry. For instance, stock prices can be significantly impacted by announcements of technology innovations or new products by other companies, release of reports by securities analysts or regulatory developments. Economic or other external factors, as well as quarterly fluctuations in our or in our competitors' operating results, also can have a significant impact on our stock price. For example, during 2000, the closing bid price of our common stock quoted on the Over-The-Counter Bulletin Board ranged from a low of $0.24 per share to a high of $3.56 per share. We have experienced similar fluctuations in other periods.

IBC Inquiry

         On July 23, 2001, we received a subpoena from the SEC in the Matter of International Bioscience Corp., SEC File No. FL-02750, resulting from the SEC's investigation of Hawa Corporation, SEC v. Hawa Corporation, et al., Case No. 01-CV8220 (S.D. Florida), an unaffiliated company. The subpoena seeks, inter alia, information concerning matters relating to our relationship with IBC. We are responding to the SEC's subpoena as a witness and are working with the SEC to respond to these requests. We have been advised by IBC and its counsel that this investigation is without merit.


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

                           FORWARD-LOOKING STATEMENTS

         The statements made in this prospectus or in the documents we have incorporated by reference that are not statements of historical fact, are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe," or similar terminology.

         The forward-looking statements include discussions about business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, and statements concerning the integration into our business of the operations we have acquired. Although we believe that the expectations in such statements are reasonable, we cannot give any assurance that those expectations will be correct.

         We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

         Our operations are subject to several uncertainties, risks and other influences, many of which are outside our control and any of which could materially affect our results of operations and ultimately prove the statements we make to be inaccurate.

         Important factors that could cause actual results to differ materially from our expectations are discussed under the heading "Risk Factors" and elsewhere in this prospectus.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the resale of the common stock by the selling stockholders. However, we will receive proceeds upon the exercise of any warrants or options that may be exercised by the selling stockholders. We anticipate receiving approximately $41,000 if all of the warrants and options are exercised, which proceeds will be used for general corporate purposes.



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                              SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to each selling stockholder for whom we are registering for resale shares of our common stock. Beneficial ownership of the common stock by the selling stockholders after this offering will depend on the number of shares of common stock sold by each selling stockholder; however, the table assumes that all shares of common stock owned by a beneficial owner are offered and resold pursuant to this prospectus.

--------------------------------------------------------------------------------------------------------------------
              Name                       Shares Owned                                         Shares Owned
                                     Before The Offering         Shares Offered            After The Offering
--------------------------------------------------------------------------------------------------------------------
Richard C. Adamany (1)                    2,507,393                 211,052                    2,296,341
--------------------------------------------------------------------------------------------------------------------
Authentech Software Developers,             10,000                   10,000                       -0-
Inc.
--------------------------------------------------------------------------------------------------------------------
Benesch, Friedlander, Coplan &             225,000                  225,000                       -0-
Aronoff LLP (2)
--------------------------------------------------------------------------------------------------------------------
Robert G.J. Burg II (3)                     181,030                  9,615                      171,415
--------------------------------------------------------------------------------------------------------------------
Michael Cicak (3)                         1,151,030                  9,615                     1,141,415
--------------------------------------------------------------------------------------------------------------------
Connie Dial (4)                            156,250                  156,250                       -0-
--------------------------------------------------------------------------------------------------------------------
Facile, Inc. (4)                           312,500                  312,500                       -0-
--------------------------------------------------------------------------------------------------------------------
Andrew J. Fishleder (3)                    341,099                   9,225                      331,874
--------------------------------------------------------------------------------------------------------------------
Ronald Horner (4)                          156,250                  156,250                       -0-
--------------------------------------------------------------------------------------------------------------------
Neal D. Horrigan (5)                       319,869                  125,000                     194,869
--------------------------------------------------------------------------------------------------------------------
Integrated Commercialization               200,000                  200,000                       -0-
Solutions (6)
--------------------------------------------------------------------------------------------------------------------
Investor Relations Group (7)               150,000                  150,000                       -0-
--------------------------------------------------------------------------------------------------------------------
May Davis Group, Inc. (8)                   8,000                    8,000                        -0-
--------------------------------------------------------------------------------------------------------------------
National B-CAM Inc.                        100,000                  100,000                       -0-
--------------------------------------------------------------------------------------------------------------------
Richard J. Rapacz                           44,444                   44,444                       -0-
--------------------------------------------------------------------------------------------------------------------
Bennett S. Rubin (9)                      2,499,264                 211,052                    2,288,212
--------------------------------------------------------------------------------------------------------------------
Uptic Investments Corp. (10)              9,893,780                 275,396                    9,618,384
--------------------------------------------------------------------------------------------------------------------

(1) Mr. Adamany is a director and the President and Chief Executive Officer of the Company. Includes 375,000 shares beneficially owned by Mr. Adamany's spouse.

(2)  Serves as general legal counsel to the company.

(3)  Director of the Company.

(4) Represents shares issuable under immediately convertible debentures dated April 26, 2001.

(5)  Mr. Horrigan is Vice President - Logistics of the Company.

(6) Formerly served as third-party warehousing, distribution, and customer service center within the past three years.

(7) Performs public relations and investor relations work for the Company. Represents shares issuable under immediately exercisable stock options to be exercised.

(8) Represents shares issuable under an immediately exercisable warrant issued April 3, 2001.

(9) Mr. Rubin is a director and the Executive Vice President, Secretary and Chief Operating Officer of the Company. Includes 195,000 shares held by Rubin Consulting, Inc., a company wholly-owned by Mr. Rubin, and 138,212 shares held by a trust for the benefit of Mr. Rubin's family.

(10) Uptic Investments Corp. is wholly-owned by Lawrence D. Bain, a director of the Company. Also includes 114,987 shares held of record by Mr. Bain individually, 22,400 shares owned by Mr. Bain's family, 5,000,000 shares owned by International Bioscience Corp. over which Mr. Bain has voting control, and options to purchase 2,226,000 shares held by International Bioscience Corp. over which shares, upon issuance following exercise, Mr. Bain will have voting control.

         The information in the table with respect to selling stockholders has been prepared based upon information furnished to the company by or on behalf of the selling stockholders.

                              PLAN OF DISTRIBUTION

         Sales of common stock may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the selling stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of common stock issued to them, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of this common stock by the selling stockholders.

         The selling stockholders may effect such transactions by selling common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both which compensation as to a particular broker-dealer might be in excess of customary commissions.

         The selling stockholders and any broker-dealers that act in connection with the sale of common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent dealer or broker-dealer that participates in transactions involving sales of common stock against certain liabilities, including liabilities arising under the Securities Act.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

         Selling stockholders also may resell all or a portion of the common stock held by them in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

         After we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock held by them through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigations to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

         We will bear all costs, expenses and fees in connection with registration of the securities covered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the common stock will be borne by the selling stockholders.


                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the common stock will be passed on by Benesch, Friedlander, Coplan & Aronoff, LLP.

                                     EXPERTS

         The consolidated financial statements of the Company and its wholly-owned subsidiary as of December 31, 2000 and 1999 have been incorporated by reference in this prospectus in reliance upon the report of Grant Thornton LLP, independent auditors, upon the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 (Reg. No. 333-67088) with respect to this offering. This prospectus, which is a part of the registration statement, does not contain all the information contained in the registration statement, including its exhibits and schedules. For further information about us, you should refer to the registration statement, including the exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

         SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with the SEC. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

         We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act:

         -  Annual Report on Form 10-KSB for the year ended December 31, 2000;

         - Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2001 and June 30, 2001;

         - Our prospectus dated July 3, 2001, as filed with the SEC on June 22, 2001;

         - Our prospectus dated January 31, 2001, as filed with the SEC under Rule 424(b) on February 20, 2001; and

         - The description of our common stock contained in Form 10-SB dated October 27, 1999, including any amendments or reports that have been filed to update the description.

         You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address:

         Empyrean Bioscience, Inc.
         23800 Commerce Park Road, Suite A
         Cleveland, Ohio  44122
         (216) 360-7900
         investor@empyreanbio.com


                                 INDEMNIFICATION

         Our Certificate of Incorporation provides for the indemnification of directors and officers of the Company against all expense, liability and loss (including attorneys' fees, judgments and fines) reasonably incurred with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative. The Company maintains insurance, at its expense, to protect, among others, its directors and officers against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Delaware law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions of our Certificate of Incorporation, or otherwise, the Company issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                                  Prospectus

                          Empyrean Bioscience, Inc.

                               August 27, 2001